U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Harkins                            David                   V.
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   (Last)                           (First)             (Middle)
c/o Thomas H. Lee Partners, L.P.
75 State Street
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                                    (Street)
Boston                                MA                  02109

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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        Cott Corporation (COTT)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

        July 2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          6/27/02        C               5,048,095(8) A                             I         (1)
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Common Stock                          6/27/02        C                 174,855(8) A                             I         (2)
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Common Stock                          6/27/02        C                 491,429(8) A                             I         (3)
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Common Stock                          6/27/02        C                 136,686(8) A                             I         (4)
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Common Stock                          7/5/02         X               4,015,059(8) A     9.00                    I         (1)
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Common Stock                          7/5/02         X                 139,072(8) A     9.00                    I         (2)
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Common Stock                          7/5/02         X                 390,864(8) A     9.00                    I         (3)
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Common Stock                          7/5/02         X                 108,719(8) A     9.00     19,812,208     I
                                                                                                 (1)(2)(3)(4)(8)         (4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).





                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Participating
Voting Second
Preferred Shares,
Series I           (5)       6/27/02  C         4,926,599(6) Immed.            Common    5,048,095(7)     0         I      (1)
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Participating
Voting Second
Preferred Shares,
Series I           (5)       6/27/02  C           170,646(6) Immed.            Common      174,855(7)     0         I      (2)
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Participating
Voting Second
Preferred Shares,
Series I           (5)      6/27/02  C           479,602(6) Immed.            Common      491,429(7)     0         I      (3)
-------------------------------------------------------------------------------------------------------------------------------
Convertible
Participating
Voting Second
Preferred Shares,
Series I           (5)      6/27/02  C           133,397(6) Immed.            Common      136,686(7)     0         I      (4)
--------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to buy)     9.00    7/5/02    X         4,015,059    Immed.   7/7/02   Common    4,015,059        0         I      (1)
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Stock Option
(right to buy)     9.00    7/5/02    X           139,072    Immed.   7/7/02   Common      139,072        0         I      (2)
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Stock Option
(right to buy)     9.00    7/5/02    X           390,864    Immed.   7/7/02   Common      390,864        0         I      (3)
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Stock Option
(right to buy)     9.00    7/5/02    X           108,719    Immed.   7/7/02   Common      108,719        0         I      (4)
================================================================================================================================
Explanation of Responses:

(1)  Represents shares owned by Thomas H. Lee Equity Fund IV, L.P.

(2)  Represents shares owned by Thomas H. Lee Foreign Fund IV, L.P.

(3)  Represents shares owned by Thomas H. Lee Foreign Fund IV-B, L.P.

(4)  Represents shares owned by Thomas H. Lee THL-Coinvestors III-B, LLC.

(5)  The conversion ratio at the time of conversion was 1.5716129-for-1.00.

(6) This number reflects a conversion ratio of approximately 1.54-for-1.00, which was increased to 1.5716129-for-1.00 prior to the conversion.

(7)  Reflects the number of shares,  as adjusted by the  conversion  ratio.

(8) The reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for the purpose of
     Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.

/s/ David V. Harkins                                      8/12/02
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** _____ Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.